Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

December 18, 2007

Amanda McManus

Branch Chief - Legal

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C.  20549

RE:

Fidelity Aviation Corporation

Amendment No. 2 to Registration Statement on

Form SB-2

Filed December 19, 2007

File No. 333-146758

Dear Ms McManus:

On behalf of Fidelity Aviation Corporation, a Colorado corporation (the “Company”), please be advised that the Company has today filed Amendment 2 to its registration statement on Form SB-2.  The purpose of filing Amendment 2 is to respond to two oral comments regarding Amendment 1, as described below:

1.

The signature page of the registration statement has been revised to reflect that John Schoenauer is signing in the capacity of Chief Executive Officer rather than President, and to reflect that he is also signing in the capacity as a director.

2.

The legal opinion attached as Exhibit 5.1 has been revised to reflect that the shares included in the registration statement are currently issued and outstanding.

Please be advised that simultaneously with filing of Amendment 2 to its registration statement, the Company is also filing a request for acceleration of the effective date of the registration statement to 10:00 am on December 21, 2007, or as soon thereafter as possible.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner